UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

[ X ]  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ]  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: September 30, 2016

Virtuix Holdings Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-4371395
State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization

1826 Kramer Lane, Suite H
Austin, Texas 78758
(Full mailing address of principal executive offices)

832-260-3337
(Issuer’s telephone number, including area code)

SEMI-ANNUAL REPORT DATED DECEMBER20, 2016

VIRTUIX HOLDINGS INC.

1826 Kramer Lane, Suite H, Austin, TX 78758

www.virtuix.com

In this Semi-Annual Report, the term “Virtuix” or “the company” refers to Virtuix Holdings Inc. and its operating subsidiary, Virtuix Inc., on a consolidated basis.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the company’s financial condition and results of operations together with the company’s financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to the company’s plans and strategy for the business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Virtuix’s mission is to be the leading platform for Active VR, which includes any VR application that requires first-person navigation in-game, such as walking or running. Examples of Active VR include first-person shooters, first-person adventure or exploration games, and any non-gaming applications that require first-person navigation like training simulations, real estate walk-throughs, or virtual tourism.

On March 22, 2016, Virtuix was qualified by the SEC to begin offering its Series A Preferred Stock to investors under Regulation A of the Securities Act. This is the company’s first semi-annual report required as a result of that offering.

Operating Results

For the six months ended September 30, 2016, the company recognized sales of its core product, the Omni, and accessories in the amount of $195,848. Through online pre-orders, as of September 30, 2016, the company has recorded over $2.9 million in deferred revenue that will be recognized as revenue upon shipment of those orders. The company began production in December 2015 and delivered its first product on December 15, 2015 to Kickstarter backers who elected to participate in the Virtuix Pathfinder program. The Pathfinder program formally ended at the end of June 2016 and provided the company with valuable feedback from users regarding the product.

The cost of goods for the six months ended September 30, 2016 again exceeded the company’s net sales, for an operating loss of $98,415. The company anticipated this operating loss on delivery of early pre-orders based on the prices established to achieve customer interest at the current cost of goods sold. Cost of goods includes the cost of materials to produce each Omni, manufacturing costs, shipment costs, licensing fees, and other costs associated with the sale of the company's core product. As the company continues to scale up production, the company anticipates that its per unit costs of goods will decrease.

The company's operating expenses consist of rent, payroll, professional services, selling expenses, and research and development. Operating expenses for the six months ended September 30, 2016 were $2,094,445, representing a 0.8% increase from $2,077,693 for the six months ended September 30, 2015. Over those two time periods the company experienced the following changes in its operating expenses:

•	a 5.1% increase in general and administrative expenses covering personnel costs, rent, insurance, professional and legal services, and expenses incurred other than for sales activities; and
•	a 147.9% increase in selling expenses as the company began to increase marketing efforts;
•	a 26.7% decrease in research and development expenses as the company advanced development of its core product and accessories;

As a result of the foregoing factors, the company's net loss for the six months ended September 30, 2016 was $2,232,807, an approximately 4.0% increase from net loss of $2,146,176 for the six months ended September 30, 2015.

Liquidity and Capital Resources

As of September30, 2016, the company held current assets totaling $2,760,318. This amount includes $2,056,381 in cash and cash equivalents. The company also held inventory valued at $130,914. These assets comprised electronic component parts for the Omni, Omnis in the manufacturing process, and finished goods.

To date, the company has not generated meaningful revenues and its operations have largely been financed to date from its financing and pre-sales activities. The company was initially capitalized by the company's founder Jan Goetgeluk in the amount of $183,132. Then in June 2013, the company launched a Kickstarter campaign, which generated $1.1 million in cash for the company. From April through May 2014, the company was further capitalized by equity investments from its stockholders in the amount of $3,000,000 from three sources, including $175,000 in related party notes subsequently converted into Series Seed Preferred Stock, $400,000 in convertible notes subsequently converted into Series Seed Preferred Stock, with the remainder being direct sales of the company’s

Series Seed Preferred Stock. From December 2014 to February 2015, the company received an additional equity investment from its stockholders in the amount of $2,997,000 through the sale of its Series 2 Seed Preferred Stock. From May 2015 to July 2015, the company received $879,701 from the sale of convertible promissory notes that converted into Series 2 Seed Preferred Stock on September 30, 2015.

On March 22, 2016, the company’s offering of up to 6,432,247 shares of its Series A Preferred Stock at a price of $2.332 per share was qualified by the Securities and Exchange Commission. For the six months ended September 30, 2016, investors have subscribed for approximately $3.83 million worth of Series A Preferred Stock, netting approximately $3.65 million for the company. Between September 30, 2016 and December 8, 2016, the company received subscriptions for an additional $3.46 million worth of its Series A Preferred Stock, netting $3.26 million for the company. The Company anticipates additionalclosings for its Series A Preferred Stock offering by December 31, 2016.

In addition to its sales of equity and convertible notes, the company has entered into a venture loan agreement with Venture Lending & Leasing VII, Inc. in September 2014. The company received $1,000,000 from this loan. As of September 30, 2016, the unpaid principal balance of the loan was $442,683, with a carrying value of $419,030.

On June 25, 2015, the company entered into a 39-month non-cancelable operating lease agreement for office space. The lease is set to expire on September 30, 2018. For the fiscal years ending March 31, 2017 and March 31, 2018, the company will have paid $82,350 and $85,050, respectively, towards this lease.

Trend Information

The production rate of Omni’s has been slower than anticipated in the company’s prior 1-K filing. The main driver of slow production is the company’s current quality control procedures. Each unit is inspected before it leaves the assembly line of our manufacturer. Units for the U.S. market are then shipped to the company’s Austin headquarters for reassembly and rigorous repeat inspection. To account for quality control efforts, the company anticipates it will produce and ship 54 units per week to the U.S., and plans to increase the pace of shipping to the U.S. in February 2017. The Company also delivers units directly to its joint venture partner in China.

As identified above, the cost of goods, excluding shipping, for the first Omni units exceeded the revenues to the company, for a gross loss on each unit. For the units delivered to the company in November 2016 as part of its pilot run, the company has managed to increase production and reduce the per unit cost of each Omni by approximately 40%, excluding the cost of shipping. The company anticipates it will be able to reduce this cost further as its production scales upwards.

As of October 2016, the company began working with Hero Entertainment, a large Chinese game publisher, under the terms of a partnership agreement first entered in July 2016. Hero Entertainment’s biggest selling title is Crisis Action, which is a mobile first-person shooter game with more than 400 million players. Hero Entertainment also owns the Hero Pro League, the largest mobile eSports league in China, to which they have informed the company that they will add a VR eSports competition featuring the Omni.

OTHER INFORMATION OF IMPORTANCE TO INVESTORS

Directors, Executive Officers, and Key Employees

On December 14, 2016, the Board of Directors authorized the expansion in size of the Board of Directors from one director to three. As of that date, the executive officers and directors of the company are as set out below:

Name	Position	Age	Term of Office (if indefinite, give date appointed)
Executive Officers:
Jan L. Goetgeluk	CEO	33	April 15, 2013
David R. Allan	Pres.	49	August 12, 2013
Directors:
Jan L. Goetgeluk	Director	33	April 15, 2013
David R. Allan	Director	49	December 14, 2016
Michael B. McGovern	Director	35	December 14, 2016

Issuance of Warrants to Acquire the Series A Preferred Stock of the Company

As part of its strategic partnership with Leyard Co., Limited (“Leyard”), a public Chinese company that invested in the company in June 2016 under the company’s Regulation A offering, Virtuix issued to Leyard a warrant to acquire 42,002 shares of Series A Preferred Stock at a price of $2.332 per share.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2016 AND MARCH 31, 2016 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED INTERIM FINANCIAL
STATEMENTS
AS OF SEPTEMBER 30, 2016 AND MARCH 31, 2016
AND
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS
	September 30,	March 31,
	2016	2016
CURRENT ASSETS
Cash and cash equivalents, including restricted cash of $27,752 at September 30, 2016 and March 31, 2016	$2,056,381	$845,553
Accounts receivable, trade	187,994	-
Inventory	130,914	123,334
Prepaids and other current assets	385,029	173,378
TOTAL CURRENT ASSETS	2,760,318	1,142,265

NONCURRENT ASSETS
Property and equipment	661,647	586,727
Less: accumulated depreciation	(169,208)	(97,154)
Net property and equipment	492,439	489,573

Intangibles	121,863	102,484
Less: accumulated amortization	(33,249)	(24,409)
Net intangibles	88,614	78,075

Deferred tax asset (net of valuation allowance of $3,796,256 and $3,046,434 at September 30, 2016 and March 31, 2016)	-	-

TOTAL NONCURRENT ASSETS	581,053	567,648

TOTAL ASSETS	$3,341,371	$1,709,913

See Accompanying Notes

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY
	September 30,	March 31,
	2016	2016
CURRENT LIABILITIES
Accounts payable	$161,086	$135,066
Accrued expenses	183,215	196,504
Deferred revenue	2,921,261	2,462,846
Current portion of notes payable, net of discount and unamortized deferred loan costs	419,030	382,983
TOTAL CURRENT LIABILITIES	3,684,592	3,177,399

LONG- TERM LIABILITIES
Notes payable, net of discount and unamortized deferred loan costs	-	222,268
TOTAL LONG-TERM LIABILITIES	-	222,268

TOTAL LIABILITIES	3,684,592	3,399,667

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock, $.001 par value, 15,300,000 shares authorized, 9,242,297and 7,652,741 shares issued and outstanding at September 30, 2016 and March 31, 2016, respectively	9,242	7,652
Additional paid-in capital - preferred stock	11,082,608	7,560,329
Common stock, $.001 par value, 23,000,000 shares authorized, 5,500,000 shares issued and outstanding at September 30, 2016 and March 31, 2016	5,500	5,500
Additional paid-in capital - common stock	524,297	468,826
Accumulated Deficit	(11,964,868)	(9,732,061)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(343,221)	(1,689,754)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT	$3,341,371	$1,709,913

See Accompanying Notes

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	2016	2015

NET SALES	$195,848	$-
COST OF GOODS SOLD	294,263	-

GROSS PROFIT (LOSS)	(98,415)	-

OPERATING EXPENSES
Selling expenses	337,960	136,336
General and administrative expenses	1,101,716	1,047,931
Research and development expenses	654,769	893,426
TOTAL OPERATING EXPENSES	2,094,445	2,077,693

LOSS FROM OPERATIONS	(2,192,860)	(2,077,693)

OTHER INCOME (EXPENSE)
Interest income	1,697	8,710
Interest expense	(41,644)	(77,499)
TOTAL OTHER INCOME (EXPENSE)	(39,947)	(68,789)

NET LOSS	$(2,232,807)	$(2,146,482)

Add: Net loss attributable to noncontrolling interests, net of tax	-	306

NET LOSS ATTRIBUTABLE TO VIRTUIX HOLDINGS, INC.	$(2,232,807)	$(2,146,176)

Weighted average common shares outstanding:
Basic and Diluted	5,500,000	5,500,000
Net loss per share:
Basic and Diluted	(0.41)	(0.39)

See Accompanying Notes

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	Common Stock			Preferred Stock				Deficit
			Additional			Additional	Accumulated	Attributable to
	Shares	Amount	Paid-In Capital	Shares	Amount	Paid-In Capital	Deficit	Noncontrolling Interest	Total

Balance at March 31, 2016	5,500,000	$5,500	$468,826	7,652,741	$7,652	$7,560,329	$(9,721,964)	$(10,097)	$(1,689,754)
Issuance of preferred stock	-	-	-	1,589,556	1,590	3,482,797	-	-	3,484,387
Preferred stock warrants	-	-	-	-	-	39,482	-	-	39,482
Stock-based compensation	-	-	55,471	-	-	-	-	-	55,471
Net loss	-	-	-	-	-	-	(2,232,807)	-	(2,232,807)

Balance at September 30, 2016	5,500,000	$5,500	$524,297	9,242,297	$9,242	$11,082,608	$(11,954,771)	$(10,097)	$(343,221)

	Common Stock			Preferred Stock				Deficit
			Additional			Additional	Accumulated	Attributable to
	Shares	Amount	Paid-In Capital	Shares	Amount	Paid-In Capital	Deficit	Noncontrolling Interest	Total

Balance at March 31, 2015	5,500,000	$5,500	$272,579	6,604,283	$6,604	$5,962,456	$(5,127,902)	$(7,694)	$1,111,543
Convertible promissory note converted to preferred stock	-	-	-	747,426	747	896,163	-	-	896,910
Stock-based compensation	-	-	188,175	-	-	-	-	-	188,175
Net loss	-	-	-	-	-	-	(2,146,176)	(306)	(2,146,482)

Balance at September 30, 2015	5,500,000	$5,500	$460,754	7,351,709	$7,351	$6,858,619	$(7,274,078)	$(8,000)	$50,146

See Accountants' Compilation Report and Accompanying Notes

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,232,807)	$(2,146,482)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	82,559	23,384
Amortization of discount on notes payable	8,845	7,706
Stock-based compensation	55,471	188,175
Loss on disposal of assets	-	32,717
(Increase) decrease in assets:
Prepaid expenses and other current assets	(211,651)	(135,188)
Accounts receivable	(187,994)	-
Inventory	(7,580)	(68,671)
Increase (decrease) in liabilities:
Accounts payable	26,020	86,132
Accrued expenses	(13,289)	108,235
Deferred revenue	458,415	199,401
CASH USED IN OPERATING ACTIVITIES	(2,022,011)	(1,704,591)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchases of fixed assets, including intangibles	(94,299)	(213,219)
CASH USED IN INVESTING ACTIVITIES	(94,299)	(213,219)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of preferred stock	3,523,869	-
Conversion of related party note to convertible note	-	(60,000)
Proceeds from convertible promissory notes	-	879,701
Payments on long-term notes payable	(196,731)	(176,947)
CASH PROVIDED BY FINANCING ACTIVITIES	3,327,138	642,754

NET INCREASE (DECREASE) IN CASH	1,210,828	(1,275,056)

CASH AT BEGINNING OF PERIOD	$845,553	3,876,657

CASH AT END OF PERIOD	$2,056,381	$2,601,601

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$32,799	$54,505

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Convertible promissory notes converted to preferred stock	$-	$879,701
Conversion of related party note to convertible note	$-	$60,000
Accrued interest on convertible promissory notes converted to preferred stock	$-	$17,209

See Accountants' Compilation Report and Accompanying Notes

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Nature of Operations

Virtuix Holdings Inc. (“Virtuix Holdings” or the “Company”) was formed in December 20, 2013 as a Delaware Corporation. The Company has a wholly-owned subsidiary, Virtuix, Inc., a Delaware corporation formed on April 15, 2013. Virtuix, Inc. develops virtual reality hardware and software, and its main product is the Omni, the first virtual reality interface to move freely and naturally in video games and virtual worlds. Virtuix Interactive I, LLC (“VII”), a Texas Limited Liability Company, was formed on January 6, 2014, and on that date, the Company became the majority member, with 85% of the controlling financial interest. VII was formed to create interactive virtual reality content for use with the Omni. VII was dissolved on June 6, 2016 with the state of Texas, and the final tax return was filed as of December 31, 2015. On June 24, 2015, the Company acquired 10,000 shares of common stock of Virtuix Manufacturing, Limited (“VML”), a wholly- owned subsidiary. VML is a Hong Kong corporation that was formed to conduct manufacturing operations and transact business with Chinese suppliers.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Virtuix Holdings, Inc. as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America (“GAAP”). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation
The consolidated financial statements are presented using the accrual basis of accounting. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

In accordance with Accounting Standards Update (“ASU”) No. 2014-10, Development Stage Entities (“Topic 915”): Elimination of Certain Financial Reporting Requirements, the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Certain prior year amounts have been reclassified to conform to current year presentation.

The Company has adopted a fiscal year ending March 31st of each year.

Management's Estimates
Preparing the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectability is reasonably assured, and pricing is fixed or determinable. The Company’s shipping terms are generally F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to customers.

Noncontrolling Interests
In accordance with the guidance under Topic 810, Noncontrolling Interests, in consolidated financial statements, references to net income and stockholders’ equity attributable to the Company do not include noncontrolling interests, which are reported separately.

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of September 30, 2016 and March 31, 2016, the Company’s cash and cash equivalents were deposited primarily in three financial institutions, which at times exceed the federally insured limits. The Company has $27,752 of its cash balances restricted as of September 30, 2016 and March 31, 2016.

Inventory Valuation
Inventory is stated at the lower of cost (first-in, first-out) or net realizable value (market) in accordance with Topic 330, Inventory. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight- line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	5 years
Furniture and Fixtures	7 years
Machinery and Equipment	7 years
Trade Show Equipment	5 – 7 years

Fair Value Measurements
The Company’s financial instruments consist primarily of cash, accounts payable, accrued expenses, notes payable, and common stock warrants issued to lenders. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments. The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows. The Company adopted Topic 820-10, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value which focuses on an exit price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity specific information and establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

The three-level hierarchy for fair value measurements is defined as follows:

•     Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets

•     Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly including inputs in markets that are not considered to be active

•     Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Intangibles
The Company’s intangible assets represent software, trademarks, and a website, which are amortized on a straight-line basis over the years expected to be benefited. The costs of developing any intangibles for internal use are expensed as incurred.

Software Development Costs
The Company accounts for software development costs in accordance with several accounting pronouncements, including Topic 730, Research and Development, Topic 350-40, Internal-Use Software, Topic 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and Topic 350-50, Website Development Costs.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development.

The Company capitalizes certain costs in the development of its proprietary software (computer software to be sold, leased or licensed) for the period after technological feasibility was determined and prior to marketing and initial sales. Website development costs have been capitalized, under the same criteria as marketed software.

Deferred Revenue
Deferred revenue represents revenues collected but not earned as of September 30, 2016 and March 31, 2016. This is primarily composed of revenue for pre-orders of the Omni that have not been completed by the end of the financial reporting period.

Net Loss Per Share
Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted earnings per share. Basic and diluted earnings per share reflect the actual weighted average of common shares issued and outstanding during the period. No dilutive effects were considered since the Company is in a net loss position as of September 30, 2016 and 2015. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Federal Income Taxes
Topic 740-10, Accounting for Uncertainty in Income Taxes, clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the six months ended September 30, 2016 and 2015, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

As mentioned in Note 1, the Company’s less than wholly-owned subsidiary, VII, filed its final tax return as of December 31, 2015.

Recent Accounting Pronouncements
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016.

Early adoption is permitted. The Company has elected to early adopt this pronouncement, as described in Note 13.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires all debt issuance costs be presented in the balance sheet as a direct deduction from the carrying value of the associated debt. Prior to the issuance of this standard, debt issuance costs that are directly attributable to issuing a debt instrument were required to be presented in the balance sheet as a deferred charge. Under the ASU, the presentation of debt issuance costs is consistent with the presentation for a debt discount, which is a direct adjustment to the carrying value of the debt. The ASU does not affect the recognition and measurement of debt issuance costs. Accordingly, the amortization of such costs are calculated using the interest method and be reported as interest expense. The ASU is effective for fiscal years beginning after December 15, 2015, and is applied retrospectively. The Company has applied the provisions of the ASU in the consolidated financial statements as of September 30, 2016 and March 31, 2016.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to the consolidated financial statements for the six months ended September 30, 2016

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

In November 2015, the FASB issued ASU 2015-17, Income Taxes. Current accounting requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified balance sheet. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The new standard is effective on January 1, 2017. Early adoption is permitted. This standard will not have a material effect on the Company’s financial condition or results of operations. Note 11 reflects the early adoption of this standard.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Foreign Currency Remeasurement
The non-U.S. subsidiary operates using the U.S. dollar as the functional currency. Remeasurement adjustments are recorded in other income or expense, net of taxes. The effect of foreign currency exchange rates on balance sheet accounts was not material for the six months ended September 30, 2016.

Note 3. Inventory

Inventory consisted of the following as of:

	September 30,	March 31,
	2016	2016
Raw Materials	$56,390	$95,330
Work In Process	-	3,966
Finished Goods	74,524	24,038
	$130,914	$123,334

The Company began manufacturing in-house in December 2015, and as of the year ended March 31, 2016, only 60 units had been produced. In July 2016, the Company began outsourcing manufacturing, and during the six months ended September 30, 2016, 138 units were produced.

Note 4. Property and Equipment

Property and equipment consist of the following as of:

	September 30,	March 31,
	2016	2016
Computer Equipment	$60,314	$56,323
Furniture and Equipment	15,757	15,757
Machinery and Equipment	584,528	513,599
Office Equipment	1,048	1,048
	661,647	586,727
Less Accumulated Depreciation	(169,208)	(97,154)
	$492,439	$489,573

For the six months ended September 30, 2016 and 2015, management has recorded depreciation expense in the consolidated statements of operations of $72,054 and $11,067, respectively.

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 5. Intangibles

Intangible assets consist of the following as of:

	September 30,	March 31,
	2016	2016
Software and game design	$5,704	$5,704
Trademarks	38,879	38,879
Website	77,280	57,901
	121,863	102,484
Less Accumulated Amortization	(33,249)	(24,409)
	$88,614	$78,075

For the six months ended September 30, 2016 and 2015, management has recorded amortization expense in the consolidated statements of operations of $8,840 and $8,281, respectively.

Note 6. Notes Payable

Effective September 4, 2014, the Company entered into an agreement to obtain financing with Western Technology Investment (“WTI”). The initial commitment of $1,000,000 was received on September 5, 2014. Terms of the note are interest-only payments in six monthly installments at .979% of the amount borrowed, and thirty months of principal and interest payments beginning April 1, 2015 in the amount of $38,255, due in September 2017. The note bears a fixed rate of interest of 11.75% and is secured by all assets of the Company.

In the terms of the agreement, the Company granted a warrant to WTI, to acquire shares in the most recent or next round of preferred stock, at WTI’s option, at the lower of $0.80 per share or the lowest price per share at which the Company has sold any shares of its Series Seed Preferred Stock (as of any determination date and subject to any adjustments for splits, dividends, or distributions since the date of such sale). The aggregate exercise price will be $125,000. The warrant will be exercisable until its expiration date of December 31, 2024. Upon a change of control or initial public offering of the Company’s capital stock, the warrant shall automatically be exchanged, for no consideration from WTI, for the maximum number of shares of the Company’s stock for which the warrant would have otherwise been exercisable.

According to guidance of Topic 470-20, Debt, the warrant is recorded in equity as additional paid in capital – preferred stock, at fair value as of the date of issuance, and in liabilities, as a contra account, called discount on note payable.

The fair value at the issuance date was determined to be $52,798 using the Black-Scholes model with the following assumptions. No adjustment to the fair value was made to account for the down- round protection clause in the agreement as management determined this adjustment would be difficult to estimate and immaterial to these consolidated financial statements.

Exercise Price	$0.80
Dividend Yield	0.00%
Volatility	32.40%
Risk-free Rate	0.80%
Years to Expiration	10

The discount is amortized over the life of the note using the effective interest method. The carrying value of the note at September 30, 2016 and March 31, 2016, respectively was $419,030 ($442,683 principal, less unamortized deferred loan costs of $4,008 and discount of $19,645) and $605,251 ($639,414 principal, less unamortized deferred loan costs of $5,673 and discount of $28,490). The discount amortization is included in interest expense and was $8,845 and $5,785, respectively for the six months ended September 30, 2016 and 2015.

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 6. Notes Payable (continued)

Future maturities of long-term debt are as follows as of September 30:

Principal
2017	$419,030
Thereafter	-
$419,030

The Company issued subordinated unsecured convertible promissory notes amounting to $879,701 between May 2015 and July 2015 and a $60,000 related party payable was transferred to convertible notes payable. Interest was to be accrued at 6% until the notes matured on September 30, 2015. If, on or before the maturity date, the Company issued or sold shares of any preferred stock of the Company for cash in a single transaction or series of related transactions in which the gross proceeds to the Company was at least $1,500,000, the entire outstanding principal plus accrued and unpaid interest of the notes would be automatically be converted into either (i) the same class or series of preferred stock as are issued, at the same price per share at which such stock is issued and sold by the Company or (ii) shares of preferred stock of the Company at a price per share of $1.20. If, on or before the maturity date, the Company consummated a deemed liquidation, the entire outstanding principal plus accrued and unpaid interest of the notes would be converted into shares of preferred stock at a price per share equal to $1.20. If the above did not occur, then on the maturity date, the entire outstanding principal plus accrued and unpaid interest of the notes would be converted into shares of preferred stock at a purchase price equal to $1.20 per share. The Company analyzed these notes in accordance with ASC 470-20 and determined the conversion features were not beneficial as of the issuance dates. All of the notes, plus $17,209 of accrued unpaid interest, were converted into shares of preferred stock on September 30, 2015.

Note 7. Research and Development

Expenses relating to research and development are expensed as incurred. For the six months ended September 30, 2016 and 2015, research and development consisted of the following:

	2016	2015
Design expenses	$-	$41,622
Game and software development expenses	51	24,237
Payroll and contractors	547,479	258,843
Prototypes	31,078	56,976
Other research and development expenses	76,161	511,748
	$654,769	$893,426

Note 8. Royalty Commitments

The Company has certain royalty commitments associated with the shipment of its products for the use of licensed software and modifications together with the Company’s hardware and other software. Royalty expense is generally based on a dollar amount per unit shipped and can range from $1 per unit to $8 per unit. For the six months ended September 30, 2016 and 2015, management has recorded royalty expense in the consolidated statements of operations of $232 and $0, respectively.

Note 9. Capital Stock

Effective May 6, 2015, the number of shares of $.001 par value common stock authorized increased from 15,000,000 shares to 16,000,000 shares, and the Company also increased its authorized $.001 par value Series Seed Preferred Stock (the “Preferred Stock”) from 7,000,000 shares to 8,300,000 shares.

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 9. Capital Stock (continued)

Effective March 9, 2016, the number of shares of common stock authorized increased from 16,000,000 shares to 23,000,000 shares, and the Company also increased its authorized Preferred Stock from 8,300,000 shares to 15,300,000 shares and designated 7,000,000 shares of the authorized Preferred Stock as Series A Preferred. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, and 7,000,000 shares of Series A Preferred Stock.

Effective March 22, 2016, the Company was qualified by the Securities and Exchange Commission to offer up to 6,432,247 shares of its Preferred Stock (referred to as Series A Preferred Stock) to accredited and non-accredited investors in a Regulation A Offering. The Company obtained subscriptions and issued 1,890,588 shares of the Series A Preferred at $2.332 per share between March 22, 2016 and September 30, 2016, and continues to accept subscriptions through December 31, 2016.

The preferred stock has liquidation preferences of $0.80 per share, $1.05 per share, and $2.332 per share for the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, and Series A Preferred Stock, respectively. The total liquidation preference on the preferred stock as of September 30, 2016 was $11,190,646.

As of September 30, 2016, the Company has reserved 17,300,000 shares of its authorized but unissued common stock for possible future issuance in connection with the following:

Shares
Long Term Incentive Plan	2,000,000
Conversion of Preferred Stock	15,007,998
Exercise of stock warrants	292,002

During June 2016, the Company granted a warrant to purchase 42,002 shares of Series A Preferred Stock at an exercise price of $2.332 per share. The warrant was granted to Leyard (Hong Kong) Co., Ltd. (“Leyard”) and is exercisable until its expiration date of June 16, 2023. Additionally, Leyard purchased $500,000 of Series A Preferred Stock in June 2016.

According to guidance of Topic 470-20, Debt, the warrant is recorded in equity as additional paid in capital – preferred stock, at fair value as of the date of issuance, and as a reduction of additional paid in capital – preferred stock for the related stock purchased.

The fair value at the issuance date was determined to be $39,482 using the Black-Scholes model with the following assumptions. No adjustment to the fair value was made to account for the down- round protection clause in the agreement as management determined this adjustment would be difficult to estimate and immaterial to these consolidated financial statements.

Exercise Price	$2.332
Dividend Yield	0.00%
Volatility	45.10%
Risk-free Rate	0.80%
Years to Expiration	7

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 10. Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non- employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period.

The Company has a stock-based employee compensation plan, the Long Term Incentive Plan (the “Plan”), for which 2,000,000 shares of common stock are reserved for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date.

Incentive Stock Options (“ISOs”) are granted to certain employees of Virtuix, Inc. from time to time. As of September 30, 2016 and March 31, 2016, 967,698 ISO options were granted for both periods. As of September 30, 2016 and March 31, 2016, respectively, 91,192 and 30,469 ISO options were vested. As of September 30, 2016 and March 31, 2016, respectively, 545,158 and 239,258 ISO options were forfeited.

The Company accounts for share-based payments to non-employees, with guidance provided by Topic 505-50, Equity-Based Payments to Non-Employees. The board of directors of the Company has granted three non-qualified stock options (“NQSOs”) for a total of 1,238,280 shares, with an exercise price of $0.11 per share, to certain independent contractors and advisors of Virtuix, Inc. Effective March 10, 2016, the board of directors granted a NQSO to an advisor for a total of 10,720 shares, with an exercise price of $0.32 per share. As of September 30, 2016 and March 31, 2016, respectively, 1,182,334 and 602,896 NQSO options were vested. As of September 30, 2016 and March 31, 2016, 56,250 NQSO options were forfeited.

Compensation expense pertaining to ISOs of $14,358 and $1,239, and compensation expense pertaining to NQSOs of $41,113 and $186,936 was recorded for six months ended September 30, 2016 and 2015, both respectively, in general and administrative expenses in the consolidated statements of operations.

Total compensation cost related to non-vested awards not yet recognized as of September 30, 2016 was $36,682 and will be recognized over a weighted-average period of approximately 20 months. The amount of future stock option compensation expense could be affected by any future option grants or by option holders leaving the Company before their grants are fully vested or exercised.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black- Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 10. Stock Options (continued)

from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. No options were granted during the period ended September 30, 2016.

The assumptions utilized in determining the fair value of option grants during the period ended September 30, 2016 are as follows:

Exercise Price	$0.32
Dividend Yield	0.00%
Volatility	45.10%
Risk-free Rate	1.50%
Years to Expiration - ISOs	5
Years to Expiration - NQSOs	10

Vesting generally occurs over a period of three to four years for employees and three to ten years for non-employee consultants. A summary of information related to stock options for the periods ended September 30, 2016 and March 31, 2016 is as follows:

		Weighted		Weighted
		Average		Average
	September 30,	Exercise	March 31,	Exercise
	2016	Price	2016	Price

Outstanding - beginning of period	1,809,940	$0.17	1,620,780	$0.11
Granted	-	$-	484,668	$0.32
Exercised	-	$-	-	$-
Forfeited		$-		$0.11
	(189,025)		(295,508)
Outstanding - end of period	1,615,290	$0.15	1,809,940	$0.17

Exercisable at end of period	1,273,525	$0.12	633,365	$0.11
Weighted average duration to expiration of outstanding options at period-end (years)	8.0		8.6

Note 11. Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards.

	September 30,	March 31,
	2016	2016
Deferred tax assets:
Share-based compensation expense	$100,096	$86,118
Net operating loss carryforward	3,677,268	2,961,058
Long-term deferred tax liabilities:
Property and equipment	18,892	(742)
Net deferred tax assets and liabilities	3,796,256	3,046,434
Valuation allowance	(3,796,256)	(3,046,434)
Net deferred tax asset	$-	$-

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 11. Income Taxes (continued)

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance, as indicated above, is required due to net operating losses for the six months ended September 30, 2016 and 2015 and cumulative losses through September 30, 2016. Accordingly, no provision for income taxes has been recognized for the six months ended September 30, 2016 and 2015.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At September 30, 2016, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $10,815,495, which may be carried forward and will expire if not used between 2034 and 2037 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above.

Topic 718 provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company receives a compensation expense deduction related to NQSOs only when those options are exercised. Accordingly, the consolidated financial statement recognition of compensation cost for NQSOs creates a deductible temporary difference, which results in a deferred tax asset and a corresponding deferred tax benefit in the consolidated statement of operations. The Company does not recognize a tax benefit for compensation expense related to ISOs unless the underlying shares are disposed of in a disqualifying disposition. Accordingly, compensation expense related to ISOs is treated as a permanent difference for income tax purposes.

Note 12. Related Party Transactions

Virtuix, Inc. paid certain expenses on behalf of Virtuix Holdings. An intercompany receivable and payable is recorded in the amount of $51,597 and $28,261 on each respective company’s books at September 30, 2016 and March 31, 2016, respectively. The amounts eliminate in the financial statement consolidation.

As mentioned in Note 1, the Company acquired common stock of a foreign subsidiary, Virtuix Manufacturing, Limited (“VML”) in June 2015. The amount due to the foreign subsidiary is $1,290, which is recorded as an intercompany receivable and payable on each respective company’s books, and the amount eliminates in the financial statement consolidation.

Virtuix, Inc. paid certain expenses on behalf of VML. An intercompany receivable and payable is recorded in the amount of $1,690,099 and $711,131 on each respective company’s books at September 30, 2016 and March 31, 2016, respectively. The amounts eliminate in the financial statement consolidation.

Virtuix Holdings paid certain expenses on behalf of VML. An intercompany receivable and payable is recorded in the amount of $142,207 on each respective company’s books at both September 30, 2016 and March 31, 2016. The amounts eliminate in the financial statement consolidation.

VML paid certain expenses on behalf of Virtuix, Inc. An intercompany receivable and payable is recorded in the amount of $77,570 on each respective company’s books at both September 30, 2016 and March 31, 2016. The amounts eliminate in the financial statement consolidation.

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 13. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 2, the Company has elected to early adopt ASU 2014- 15 and followed this guidance in assessing the going concern assumption.

Although the Company has commenced planned principal operations with the shipment of its first product in December 2015, it has not generated meaningful revenues or profits since inception, and has sustained net losses of $2,232,807 and $2,146,176 for the six months ended September 30, 2016 and 2015, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management primarily based the conclusion on the inception-to-date cumulative losses, lack of operating history, lack of meaningful revenues, and the progress made on completing the product for market. These factors were determined to be the primary drivers of the Company’s ability to sustain its operating costs in the near term. Management also performed an analysis of interim information subsequent to September 30, 2016, and projections of future operating results, which were given less weight due to the subjective nature of projections.

Management’s plans relevant to the going concern assessment included the following considerations:

1.	The Company will continue to market its primary product and expects to realize substantial cash flows from new sales.
2.

The Company began production and will continue bringing the product to market during the next twelve months. The Company anticipates significant revenues from the primary product as production output is increased.

3.

The Company will continue to raise capital from existing shareholders and third parties as necessary to fund its operating needs. The Company anticipates additional closings for the Regulation A Offering mentioned in Note 9.

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 14. Commitments and Contingencies

On June 25, 2015, the Company entered into a 39-month non-cancelable operating lease agreement for office space. The lease commenced on July 1, 2015 and expires on September 30, 2018, with an option to renew the lease for an additional three year period. A $48,000 deposit was paid on the lease and monthly rent payments range from $6,750 to $7,200 over the lease term.

Future minimum lease payments under this lease agreement at September 30:

2017	$83,700
2018	86,400
Thereafter	-
Total lease payments	$170,100

See Accountants’ Compilation Report

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 14. Commitments and Contingencies (continued)

Rent expense was $73,137 and $74,085 for the six months ended September 30, 2016 and 2015, respectively.

Note 15. Patent

In January 2016, the Company received a notice that its first and major utility patent application was allowed for issuance as a patent by the United States Patent and Trademark Office.

Note 16. Subsequent Events

Since September 30, 2016 the Company closed on 99,128 shares of Series A Preferred at $2.332 per share for the Regulation A Offering mentioned in Note 9, with net proceeds of $231,000. Additionally, during October 2016, the Company granted a warrant to purchase 21,440 shares of Series A Preferred Stock at an exercise price of $2.332 per share. The warrant is exercisable until its expiration date of October 10, 2026.

In July 2016, the Company announced that it had formed a joint venture with Hero Entertainment (the “Joint Venture”), a Chinese game publisher and eSports operator, to develop Active VR content and product bundles for the Chinese and U.S. markets. In October 2016 the Joint Venture began operations.

Management has evaluated subsequent events through November 23, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

See Accountants’ Compilation Report

SUPPLEMENTARY INFORMATION

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE I - CONSOLIDATING BALANCE SHEET
September 30, 2016

			Virtuix
	Virtuix Holdings,		Manufacturing		Consolidated
	Inc.	Virtuix, Inc.	Limited	Eliminations	Balance
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,604,035	$427,424	$24,922	$-	$2,056,381
Accounts receivable	-	-	187,994	-	187,994
Due from related parties	142,207	1,736,066	78,861	(1,957,134)	-
Inventory	-	40,466	90,448	-	130,914
Prepaids and other current assets	-	88,572	296,457	-	385,029
TOTAL CURRENT ASSETS	1,746,242	2,292,528	678,682	(1,957,134)	2,760,318

NONCURRENT ASSETS
Property, plant and equipment, net	-	99,020	393,419	-	492,439
Intangibles, net	-	88,614	-	-	88,614
TOTAL NONCURRENT ASSETS	-	187,634	393,419	-	581,053

INVESTMENT IN SUBSIDIARIES	9,482,318	-	-	(9,482,318)	-

TOTAL ASSETS	$11,228,560	$2,480,162	$1,072,101	$(11,439,452)	$3,341,371

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$-	$76,770	$84,316	$-	$161,086
Accrued expenses	-	156,415	26,289	511	183,215
Deferred revenue	-	2,921,261	-	-	2,921,261
Due to related party	52,886	72,455	1,832,304	(1,957,645)	-
Current portion of notes payable, net of discount and unamortized deferred loan costs	419,030	-	-	-	419,030
TOTAL CURRENT LIABILITIES	471,916	3,226,901	1,942,909	(1,957,134)	3,684,592

TOTAL LIABILITIES	471,916	3,226,901	1,942,909	(1,957,134)	3,684,592

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock	9,242	-	-	-	9,242
Additional paid in capital-preferred stock	11,082,608	-	-	-	11,082,608
Common stock	5,500	2,000	1,290	(3,290)	5,500
Additional paid in capital-common stock	-	10,003,325	-	(9,479,028)	524,297
Accumulated deficit	(340,706)	(10,752,064)	(872,098)		(11,964,868)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	10,756,644	(746,739)	(870,808)	(9,482,318)	(343,221)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,228,560	$2,480,162	$1,072,101	$(11,439,452)	$3,341,371

See Accountants' Compilation Report

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE II - CONSOLIDATING STATEMENT OF OPERATIONS
For The Six Months Ended September 30, 2016

			Virtuix
	Virtuix		Manufacturing		Consolidated
	Holdings, Inc.	Virtuix, Inc.	Limited	Eliminations	Balance

NET SALES	$-	$58,323	$137,525	$-	$195,848

COST OF GOODS SOLD	-	101,018	193,245	-	294,263

GROSS PROFIT (LOSS)	-	(42,695)	(55,720)	-	(98,415)

OPERATING EXPENSES
Selling expense	-	337,726	234.000	-	337,960
General and administrative expense	25,623	650,272	425,821	-	1,101,716
Research and development expense	-	642,755	12,014	-	654,769
TOTAL OPERATING EXPENSES	25,623	1,630,753	438,069	-	2,094,445

LOSS FROM OPERATIONS	(25,623)	(1,673,448)	(493,789)	-	(2,192,860)

OTHER INCOME (EXPENSE)
Interest income	1,696	-	1	-	1,697
Interest expense	(41,644)	-	-	-	(41,644)
TOTAL OTHER INCOME (EXPENSE)	(39,948)	-	1	-	(39,947)

NET LOSS	$(65,571)	$(1,673,448)	$(493,788)	$-	$(2,232,807)

See Accountants' Compilation Report

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE III - CONSOLIDATING BALANCE SHEET
March 31, 2016

			Virtuix	Virtuix
	Virtuix Holdings,		Interactive I,	Manufacturing		Consolidated
	Inc.	Virtuix, Inc.	LLC	Limited	Eliminations	Balance
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$278,623	$551,735	$-	$15,195	$-	$845,553
Due from related parties	142,207	739,392	-	78,860	(960,459)	-
Inventory	-	99,620	-	23,714	-	123,334
Prepaids and other current assets	24,998	88,692	-	59,688	-	173,378
TOTAL CURRENT ASSETS	445,828	1,479,439	-	177,457	(960,459)	1,142,265

NONCURRENT ASSETS
Property, plant and equipment, net	-	109,676	-	379,897	-	489,573
Intangibles, net	-	78,075	-	-	-	78,075
TOTAL NONCURRENT ASSETS	-	187,751	-	379,897	-	567,648

INVESTMENT IN SUBSIDIARIES	7,554,628	-	-	-	(7,554,628)	-

TOTAL ASSETS	$8,000,456	$1,667,190	$-	$557,354	$(8,515,087)	$1,709,913

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$-	$74,303	$-	$60,763	$-	$135,066
Accrued expenses	-	176,232	-	20,272	-	196,504
Deferred revenue	-	2,462,846	-	-	-	2,462,846
Due to related party	29,551	77,570	-	853,338	(960,459)	-
Current portion of notes payable, net of discount and unamortized deferred loan costs	382,983	-	-	-	-	382,983
TOTAL CURRENT LIABILITIES	412,534	2,790,951	-	934,373	(960,459)	3,177,399

LONG-TERM LIABILITIES
Notes payable, net of discount and unamortized deferred loan costs	222,268	-	-	-	-	222,268
TOTAL LONG-TERM LIABILITIES	222,268	-	-	-	-	222,268

TOTAL LIABILITIES	634,802	2,790,951	-	934,373	(960,459)	3,399,667

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock	7,652	-	-	-	-	7,652
Additional paid in capital-preferred stock	7,560,329	-	-	-	-	7,560,329
Common stock	5,500	2,000	-	1,290	(3,290)	5,500
Additional paid in capital-common stock	-	7,952,854	67,310	-	(7,551,338)	468,826
Accumulated deficit	(207,827)	(9,078,615)	(67,310)	(378,309)	-	(9,732,061)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	7,365,654	(1,123,761)	-	(377,019)	(7,554,628)	(1,689,754)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,000,456	$1,667,190	$-	$557,354	$(8,515,087)	$1,709,913

See Accountants' Compilation Report

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE IV - CONSOLIDATING STATEMENT OF OPERATIONS
For The Six Months Ended September 30, 2015

			Virtuix	Virtuix
	Virtuix		Interactive I,	Manufacturing		Consolidated
	Holdings, Inc.	Virtuix, Inc.	LLC	Limited	Eliminations	Balance

NET SALES	$-	$-	$-	$-	$-	$-

COST OF GOODS SOLD	-	-	-	-	-	-

GROSS PROFIT	-	-	-	-	-	-

OPERATING EXPENSES
Selling expense	-	136,336	-	-	-	136,336
General and administrative expense	2,481	1,043,213	2,038	199	-	1,047,931
Research and development expense	-	893,426	-	-	-	893,426
TOTAL OPERATING EXPENSES	2,481	2,072,975	2,038	199	-	2,077,693

LOSS FROM OPERATIONS	(2,481)	(2,072,975)	(2,038)	(199)	-	(2,077,693)

OTHER INCOME (EXPENSE)
Interest income	8,710	-	-	-	-	8,710
Interest expense	(77,499)	-	-	-	-	(77,499)
TOTAL OTHER INCOME (EXPENSE)	(68,789)	-	-	-	-	(68,789)

NET LOSS	(71,270)	(2,072,975)	(2,038)	(199)	-	(2,146,482)

Add: Net loss attributable to noncontrolling interests, net of tax	-	-	306	-	-	306

NET LOSS ATTRIBUTABLE TO VIRTUIX HOLDINGS, INC.	$(71,270)	$(2,072,975)	$(1,732)	$(199)	$-	$(2,146,176)

See Accountants' Compilation Report

INDEX TO EXHIBITS

2.1.	Third Amended and Restated Certificate of Incorporation (1)

2.2.	Bylaws (2)

3.1.	Amended and Restated Investors' Rights Agreement (3)

3.2.	Amended and Restated Right of First Refusal Agreement (4)

3.3	Voting Agreement (5)

4.	Form of Subscription Agreement (6)

(1) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No. 024-10511) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1606242/000164460016000106/amd_certincp.htm.

(2) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No. 024-10511) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1606242/000164460016000063/virtuixholdings_bylaws.htm.

(3) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No. 024-10511) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1606242/000164460016000106/amd_rights_agrmt.htm.

(4) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No. 024-10511) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1606242/000164460016000106/amd_firstfagmt.htm.

(5) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No. 024-10511) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1606242/000164460016000106/voting_agrmt.htm.

(6) Filed as an exhibit to the Virtuix Holdings Regulation A Offering Statement on Form 1-A (Commission File No. 024-10511) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1606242/000164460016000106/subscriptionagreement.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virtuix Holdings Inc.

By        /s/ Jan Goetgeluk
              Jan Goetgeluk, Chief Executive Officer of
              Virtuix Holdings Inc.

Date: December 20, 2016

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jan Goetgeluk
Jan Goetgeluk, Chief Executive Officer and Director
Date: December 20, 2016

/s/ David R. Allan
David R. Allan, Director
Date: December 20, 2016

/s/ Michael B. McGovern
Michael B. McGovern, Director
Date: December 20, 2016